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                          November 2, 2021

       Thomas D. Logan
       Chief Executive Officer
       Mirion Technologies, Inc.
       1218 Menlo Drive
       Atlanta, Georgia 30318

                                                        Re: Mirion
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            October 27, 2021
                                                            File No. 333-260528

       Dear Mr. Logan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alan F. Denenberg